Exhibit 99.1

[Translation from the German language]

voxeljet AG

Augsburg

ISIN DE000A1X3WJ5/WKN A1X3WJ (Shares)

ISIN US92912L2060/WKN A2QBGM (American Depositary Shares)

We invite our shareholders to attend the

Annual General Meeting

which is taking place in the offices of

Hogan Lovells International LLP,

Karl-Scharnagl-Ring 5,

80539 Munich

on Thursday, 2 June 2022 at 10:00 am (CEST).

AGENDA

ITEM 1.

Presentation of the adopted annual financial statements as of 31 December 2021 and of the approved consolidated annual financial statements as of 31 December 2021, the combined management report for voxeljet AG and the Group for financial year 2021 and the report of the Supervisory Board for financial year 2021

These documents are available on our website (http://investor.voxeljet.com/). On request, they will also be sent to the shareholders. Furthermore, the documents will be available during the Annual General Meeting, where they will also be explained in more detail. The Supervisory Board has already approved the annual financial statements and consolidated financial statements prepared by the Management Board. The annual financial statements are thus adopted. Therefore, in accordance with the statutory provisions, there will be no resolution concerning Item 1.

ITEM 2.Resolution on the formal approval of the actions of the Management Board

The Management Board and the Supervisory Board propose that the actions of the members of the Management Board who held office in financial year 2021 be formally approved for that period.

[Translation from the German language]

ITEM 3.	Resolution on the formal approval of the actions of the Supervisory Board

The Management Board and the Supervisory Board propose that the actions of the members of the Supervisory Board who held office in financial year 2021 be formally approved for that period.

ITEM 4.	Resolution on the appointment of the auditor of the financial statements and of the consolidated financial statements for financial year 2022

Following the recommendation of the Audit Committee, the Supervisory Board proposes to appoint the auditing firm PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Bernhard-Wicki-Str. 8, 80636 Munich, Germany, as auditor of the financial statements and of the consolidated financial statements for financial year 2022.

ITEM 5.	Resolution on the approval of the remuneration report

Pursuant to sec. 162 para. 1 of the German Stock Corporation Act [Aktiengesetz – AktG] ("AktG"), the Management Board and the Supervisory Board must prepare a Remuneration Report annually. Pursuant to sec. 162 para. 3 AktG, the Remuneration Report must be audited by the auditor of the financial statements and must be provided with an audit opinion. Pursuant to sec. 120a para. 4 sentence 1 AktG, the Annual General Meeting resolves on the approval of this Remuneration Report for the preceding year, which was prepared and audited pursuant to sec. 162 AktG.

The Remuneration Report prepared for financial year 2021 pursuant to sec. 162 AktG is reproduced in the information below on Item 5 ("Remuneration Report of voxeljet AG for financial year 2021"). It was audited and provided with an audit opinion by the auditor of the financial statements PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Bernhard-Wicki-Str. 8, 80636 Munich.

The Management Board and the Supervisory Board propose that the Remuneration Report of voxeljet AG prepared and audited pursuant to sec. 162 AktG for financial year 2021 be approved.

ITEM 6.

Resolution on the cancellation of the Authorized Capital (Authorized Capital 2021), the creation of a new Authorized Capital (Authorized Capital 2022) with authorization to exclude subscription rights; amendment of the Articles of Association

By resolution of the Annual General Meeting on 26 May 2021, the Management Board was authorized to increase the share capital, with the Supervisory Board's consent, on one or several occasions in the period until 25 May 2026 against contributions in cash and/or in

[Translation from the German language]

kind by a total of up to EUR 2,950,292.00, whereby the shareholders' subscription rights can be excluded (Authorized Capital 2021).

As part of a capital increase transaction in July 2021, the Company issued new American Depositary Receipts ("ADRs" or "ADSs"). Due to the capital increase, which was entered in the commercial register on 20 July 2021, the Company's share capital was increased by a total of EUR 1,126,127.00 through the issue of a total of 1,126,127 new shares by partly utilizing the Authorized Capital 2021. As a result, the Company currently only has authorized capital of EUR 1,824,165.00 at its disposal.

In order to provide the Company with as much flexibility as possible in its corporate financing, the total authorized capital available to the Company is to be increased to 50% of the currently existing share capital and its term is to be extended.

The proposed cancellation of the Authorized Capital 2021 is to become effective only if it is replaced in an effective manner by the Authorized Capital 2022.

The Management Board and the Supervisory Board therefore propose that the following resolution be adopted:

a)	Cancellation of the Authorized Capital 2021

The Authorized Capital 2021 pursuant to the existing art. 5 of the Articles of Association is cancelled effective as of the date of entry in the commercial register of the Authorized Capital 2022 resolved pursuant to b) and c).

b)	Creation of a new Authorized Capital 2022

The Management Board is authorized to increase the Company's share capital, with the Supervisory Board's consent, on one or several occasions in the period until 1 June 2027 by a total of up to EUR 3,513,355.00 (in words: three million five hundred and thirteen thousand three hundred and fifty-five euros) by issuing up to 3,513,355 (in words: three million five hundred and thirteen thousand three hundred and fifty-five) new registered ordinary shares (no-par value shares) against contributions in cash and/or in kind (Authorized Capital 2022). This authorization may be utilized in partial amounts.

In principle, the shareholders must be granted a subscription right. The statutory subscription right may also be granted in such a way that the new shares are underwritten by a credit institution or an entity operating pursuant to sec. 53 para. 1 sentence 1 or sec. 53b para. 1 sentence 1 or para. 7 of the German Banking Act [Gesetz über das Kreditwesen] with the obligation to offer them indirectly to the shareholders for subscription within the meaning of sec. 186 para. 5 AktG.

However, the Management Board is authorized, with the Supervisory Board's consent, to exclude the shareholders' subscription rights in the event of capital increases against contributions in cash if this is done for the purpose of issuing

[Translation from the German language]

shares to be placed on the US capital market by means of American Depositary Receipts ("ADRs" or "ADSs") or with institutional and/or private investors by means of ADRs, and in this connection also for the purpose of covering an over-allotment option granted to the issuing banks, to the extent that the total number of shares issued in accordance with the above authorization to exclude subscription rights does not exceed 30% of the share capital and the issue price of the new shares does not substantially fall below the stock exchange price of the shares of the same class and features already traded on the stock exchange at the time of the final determination of the issue price within the meaning of sec. 203 paras. 1 and 2, sec. 186 para. 3 sentence 4 AktG. The stock exchange price is also the price of an ADS listed on the NASDAQ, multiplied by the number of ADSs representing one share.

Furthermore, the Management Board is authorized, with the Supervisory Board's consent, to exclude the statutory subscription rights of the shareholders in connection with one or more capital increases within the scope of the Authorized Capital,

(i)	to exclude from the subscription rights of the shareholders any fractional amounts resulting from the subscription ratio,
(ii)	in the case of capital increases against contributions in kind, in particular – but without limitation – in order to acquire companies, divisions of companies or interests in companies, or
(iii)

in the event that the capital increase takes place against contributions in cash and provided that the issue price of the new shares does not substantially fall below (within the meaning of secs. 203 paras. 1 and 2, 186 para. 3 sentence 4 AktG) the stock exchange price of shares of the same class and features already traded on the stock exchange at the time of the final determination of the issue price and provided that the notional interest in the share capital attributable to the new shares issued pursuant to this no. (iii) subject to the exclusion of the subscription right in accordance with sec. 186 para. 3 sentence 4 AktG does not exceed a total of 10% of the share capital, i.e. of the share capital that exists either at the time of this authorization becoming effective or being exercised. The stock exchange price is also the price of an ADS listed on the NASDAQ, multiplied by the number of ADSs representing one share. The aforementioned threshold of 10% of the share capital must also include new or treasury shares of the Company and ADSs that are issued or sold during the term of this Authorized Capital on a different basis while excluding the subscription rights of the shareholders pursuant to sec. 71 para. 1 no. 8 sentence 5 AktG or sec. 186 para. 3 sentence 4 AktG.

[Translation from the German language]

The Management Board is authorized, with the Supervisory Board's consent, to determine the further details of the rights attached to the shares and the conditions of the share issue.

The Supervisory Board is authorized to amend the wording of the Articles of Association of the Company after the capital increases have been implemented or after the authorization period expires without the Authorized Capital being utilized.

c)	Amendment of the Articles of Association

Art. 5 of the Articles of Association is amended and revised as follows:

"Art. 5

Authorized capital

(1)

The Management Board is authorized to increase the Company's share capital, with the Supervisory Board's consent, on one or several occasions in the period until 1 June 2027 by a total of up to EUR 3,513,355.00 (in words: three million five hundred and thirteen thousand three hundred and fifty-five euros) by issuing up to 3,513,355 (in words: three million five hundred and thirteen thousand three hundred and fifty-five) new registered ordinary shares (no-par value shares) against contributions in cash and/or in kind (Authorized Capital 2022). This authorization may be utilized in partial amounts.

(2)

In principle, the shareholders must be granted a subscription right. The statutory subscription right may also be granted in such a way that the new shares are underwritten by a credit institution or an entity operating pursuant to sec. 53 para. 1 sentence 1 or sec. 53b para. 1 sentence 1 or para. 7 of the German Banking Act [Gesetz über das Kreditwesen] with the obligation to offer them indirectly to the shareholders for subscription within the meaning of sec. 186 para. 5 AktG.

However, the Management Board is authorized, with the Supervisory Board's consent, to exclude the shareholders' subscription rights in the event of capital increases against contributions in cash if this is done for the purpose of issuing shares to be placed on the US capital market by means of American Depositary Receipts ("ADRs" or "ADSs") or with institutional and/or private investors by means of ADRs, and in this connection also for the purpose of covering an over-allotment option granted to the issuing banks, to the extent that the total number of shares issued in accordance with the above authorization to exclude subscription rights does not exceed 30% of the share capital and the issue price of the new shares does not substantially fall below the stock exchange price of the shares of the same

[Translation from the German language]

class and features already traded on the stock exchange at the time of the final determination of the issue price within the meaning of sec. 203 paras. 1 and 2, sec. 186 para. 3 sentence 4 AktG. The stock exchange price is also the price of an ADS listed on the NASDAQ, multiplied by the number of ADSs representing one share.

Furthermore, the Management Board is authorized, with the Supervisory Board's consent, to exclude the statutory subscription rights of the shareholders in connection with one or more capital increases within the scope of the Authorized Capital,

(i)	to exclude from the subscription rights of the shareholders any fractional amounts resulting from the subscription ratio,
(ii)	in the case of capital increases against contributions in kind, in particular – but without limitation – in order to acquire companies, divisions of companies or interests in companies, or
(iii)

in the event that the capital increase takes place against contributions in cash and provided that the issue price of the new shares does not substantially fall below (within the meaning of secs. 203 paras. 1 and 2, 186 para. 3 sentence 4 AktG) the stock exchange price of shares of the same class and features already traded on the stock exchange at the time of the final determination of the issue price and provided that the notional interest in the share capital attributable to the new shares issued pursuant to this no. (iii) subject to the exclusion of the subscription right in accordance with sec. 186 para. 3 sentence 4 AktG does not exceed a total of 10% of the share capital, i.e. of the share capital that exists either at the time of this authorization becoming effective or being exercised. The stock exchange price is also the price of an ADS listed on the NASDAQ, multiplied by the number of ADSs representing one share. The aforementioned threshold of 10% of the share capital must also include new or treasury shares of the Company and ADSs that are issued or sold during the term of this Authorized Capital on a different basis while excluding the subscription rights of the shareholders pursuant to sec. 71 para. 1 no. 8 sentence 5 AktG or sec. 186 para. 3 sentence 4 AktG.

(3)	The Management Board is authorized, with the Supervisory Board's consent, to determine the further details of the rights attached to the shares and the conditions of the share issue.
(4)	The Supervisory Board is authorized to amend the wording of the Articles of Association of the Company after the capital increases have been

[Translation from the German language]

implemented or after the authorization period expires without the Authorized Capital being utilized."

ITEM 7.	Authorization to issue stock options and creation of further conditional capital; amendment of the Articles of Association (2022 Stock Option Plan)

The Annual General Meeting of the Company on 31 May 2016 authorized the Management Board under Item 6, with the Supervisory Board's consent, to grant subscription rights on one or more occasions, for the subscription of up to 372,000 no-par value registered ordinary shares of the Company to employees and members of the Company's management and of the companies in which the Company directly or indirectly holds a majority shareholding. To the extent that the members of the Management Board are beneficiaries, the Supervisory Board is authorized to grant the stock options (2016 Stock Option Plan). By the same resolution, conditional capital in the amount of EUR 372,000 was created (Conditional Capital I).

On the basis of this authorization, 279,000 option rights were issued on 7 April 2017 and 93,000 option rights were issued on 12 April 2018.

In order to ensure that the Company continues to be able to issue subscription rights, a new authorization to issue stock options and further Conditional Capital is to be created.

The Management Board and the Supervisory Board propose that the following resolution be adopted:

a)	Authorization to issue stock option rights

The Management Board is authorized, with the Supervisory Board's consent, to grant subscription rights ("stock options"), on one or more occasions, in the period until 1 June 2027 for the subscription of a total of up to 330,671 no-par value registered ordinary shares ("no-par value shares") of the Company to employees and members of the management of the Company or of a company in which the Company directly or indirectly holds a majority shareholding (together "beneficiaries"). To the extent that the members of the Management Board are beneficiaries, the Supervisory Board is authorized to grant the stock options.

30% of the option rights, i.e. a total of 99,201 subscription rights, can be issued to members of the Management Board of the Company, 10%, i.e. a total of 33,067 subscription rights, to members of the management of affiliated companies, and 60%, i.e. a total of 198,403 subscription rights, to employees of the Company. The exact group of beneficiaries and the scope of the respective offer will be determined by the Management Board. If subscription rights are to be issued to members of the Management Board, the authorization to do so is granted to the Supervisory Board instead of the Management Board. For the purposes of implementing the stock option plan, the stock options can also be issued in whole or in part to a

[Translation from the German language]

trustee for the account of the beneficiaries in question or transferred to trustees by the beneficiaries.

Option rights can be issued in multiple tranches in the period until 1 June 2027, but at the earliest after the conditional capital required for servicing the option rights has been entered in the commercial register. Each year, stock options can only be granted to the beneficiaries within the following two-week periods ("subscription period"): one subscription period starts on the day following the Annual General Meeting, one subscription period starts on the day following publication of the annual financial statements, and further subscription periods each start on the day following the publication of any interim financial statements (semi-annual financial statements and/or quarterly financial statements) of the Company.

In any case, the stock options can only be exercised after expiry of a period of at least four years after they were granted ("waiting period"). The option terms can also provide for the stock options to be exercised in several instalments in individual tranches and/or vesting tied to lapse of a period or the satisfaction of conditions (including accelerated vesting in the event of a change of control). The stock options have a term of up to ten years from when they are granted.

The stock options can only be exercised in the following periods ("exercise periods"): The exercise periods commence after an Annual General Meeting of the Company or after the publication of the results for the second and third quarters and have a term of four weeks. If an exercise period falls within the period in which the Company offers its shareholders the right to subscribe for new no-par value shares from a capital increase, the relevant exercise window starts on the next bank working day at the end of the subscription period. The Management Board is authorized to further define these exercise periods, i.e. inter alia shorten them to enable a so-called bulk issuance of stocks.

After expiry of the waiting period, the stock options can be exercised only if the price of the no-par value shares or the price of the depository receipts representing the no-par value shares (American Depository Receipts, "ADRs") on the NASDAQ has exceeded the base price (as defined below) in a period of at least 90 consecutive trading days by a total of at least 20% ("performance target") in the period between the granting of the stock options and the start of the respective exercise period in which the stock options are intended to be exercised. To the extent that the performance target for exercising the stock options has not been met in an exercise period, the stock options for which the relevant waiting period has expired can be utilized in one of the subsequent exercise periods if the performance target has been met in one of the subsequent exercise periods. Stock options for which the waiting period has been met and which have not been exercised despite the performance target having been met in the exercise period can be exercised in a later exercise period even if the performance target has not been met for the respective later exercise period.

[Translation from the German language]

The partial exercise of stock options in an exercise period is permissible. In addition to the requirement that the performance target must be met, the option terms can provide for further requirements for the full or partial exercise of the stock options.

A stock option authorizes its holder to purchase a no-par value share of the Company. When exercising the stock options, an exercise price per no-par value share must be paid for each stock option exercised which equals the closing price of a no-par value share in a trading system on the last trading day before issuance of the stock option ("base price"). For this purpose, the closing price of an ADR listed on the NASDAQ, multiplied by the number of ADRs representing one share, is also deemed the closing price. In any case, the lowest issue price within the meaning of sec. 9 para. 1 AktG must be paid as the minimum exercise price.

The option terms may also provide for an adjustment of the base price and/or the performance target in the event of a capital increase with subscription rights, a capital increase from company funds, a redistribution of the Company's share capital ("stock split"), a capital reduction and a special dividend paid during the year during the term of the stock options. In the event of a capital increase from company funds, a stock split or a capital reduction, the option terms may provide for the number of subscription rights and the base price as well as the performance target being adjusted accordingly in proportion to the increase or decrease in the number of no-par value shares. In the event of a capital increase with subscription right or a special dividend, the base price and/or the performance target can be adjusted in accordance with the effect of the relevant measure on the stock market price of the no-par value share or the ADR representing such no-par value share on the NASDAQ. The effect of the relevant measure on the stock market price of the no-par value share or the ADR representing such no-par value share is to be calculated based on financial mathematical methods and will be determined in a binding manner by an expert opinion by an auditing company or investment bank.

The stock options are not transferable.

The Management Board is authorized, with the Supervisory Board's consent, to determine the further details of the option terms with regard to the legal consequences in the event that the beneficiary's employment with the Company or an affiliated company is terminated. In addition, the option terms can provide for special arrangements in the event that beneficiaries retire, are unable to practice their profession [berufsunfähig] or to work [erwerbsunfähig] or if beneficiaries die. To the extent that members of the Company's Management Board are concerned, the Supervisory Board will determine such details.

The option terms can provide for special arrangements in the event of, inter alia, the termination or closing of operations or operational units, a takeover of the Company or its integration into another company or a squeeze-out of minority shareholders. Such special arrangements include, in particular, the adjustment of

[Translation from the German language]

the option terms, the termination of the option terms against compensation or an obligation to exercise the options immediately and/or for a limited period of time.

The option terms may also stipulate that, in the event that the stock options are exercised, the beneficiary is granted own no-par value shares of the Company instead of no-par value shares of the Company from the conditional capital resolved under b). Moreover, the option terms may stipulate that, in the event that the stock options are exercised, the beneficiary is granted, at the Company's choice, the equivalent value in money of the no-par value shares instead of the no-par value shares.

The Management Board is authorized, with the Supervisory Board's consent, to stipulate the further details of the option terms as well as the issuance and features of the new shares as well as the technical requirements and procedures for a conversion of the new shares into ADRs for a sale on a stock exchange. The Management Board is also authorized, with the Supervisory Board's consent, to limit the group of beneficiaries and to grant stock options to individual groups of employees only. If subscription rights are to be issued to members of the Management Board, the authorization to do so is granted to the Supervisory Board instead of the Management Board.

b)	Creation of further conditional capital

The Company's share capital will be conditionally increased by up to EUR 330,671 (in words: three hundred and thirty-thousand six hundred and seventy-one euros) by issuing up to 330,671 (in words: three hundred and thirty-thousand six hundred and seventy-one) registered no-par value bearer shares (ordinary shares). The conditional capital serves exclusively to grant subscription rights to Management Board members and employees of the Company as well as members of the management of affiliated companies in accordance with the resolution of the Annual General Meeting on 2 June 2022 on Item 7. The conditional capital increase will be implemented only to the extent that the holders of subscription rights make use of their rights (Conditional Capital III). The new shares will – if they have been issued by the beginning of the Annual General Meeting of the Company – participate in the profit from the beginning of the preceding financial year, otherwise from the beginning of the financial year in which they are issued.

c)Amendment of the Articles of Association

The following new paragraph 3 is added to art. 6 of the Articles of Association:

(3)

The Company's share capital is conditionally increased by up to EUR 330,671 (in words: three hundred and thirty-thousand six hundred and seventy-one euros) by issuing up to 330,671 (in words: three hundred and thirty-thousand six hundred and seventy-one) registered no-par value bearer shares (ordinary shares). The

[Translation from the German language]

conditional capital serves exclusively to grant subscription rights to Management Board members and employees of the Company as well as members of the management of affiliated companies in accordance with the resolution of the Annual General Meeting on 2 June 2022 on Item 7. The conditional capital increase will be implemented only to the extent that the holders of subscription rights make use of their rights (Conditional Capital III). The new shares will – if they have been issued by the beginning of the Annual General Meeting of the Company – participate in the profit from the beginning of the preceding financial year, otherwise from the beginning of the financial year in which they are issued."

FURTHER INFORMATION, NOTES AND REPORTS

I. Supplementary information for Item 5: Remuneration Report

A. Remuneration Report pursuant to sec. 162 AktG of voxeljet AG for financial year 2021

This Remuneration Report describes the remuneration granted and owed to the current members of the Management Board and the current and former members of the Supervisory Board of voxeljet AG in financial year 2021. The structure and amount of the individual components of the remuneration for the Management Board and the Supervisory Board is explained in the Report in detail and for each individual person. The Remuneration Report was prepared jointly by the Management Board and the Supervisory Board and complies with the requirements of sec. 162 AktG and the recommendations of the German Corporate Governance Code. This Remuneration Report will be submitted for approval to the Annual General Meeting of the Company on 2 June 2022.

1.Remuneration for Management Board members in financial year 2021

For the whole of financial year 2021, the Management Board of voxeljet AG consisted of Dr. Ingo Ederer and Mr. Rudolf Franz. Both members of the Management Board receive their remuneration exclusively from voxeljet AG on the basis of their contracts of service with the Company. Other than those mentioned above, no Management Board members were granted or owed a remuneration in financial year 2021 (hereinafter also: "reporting period").

1.1Main elements of the remuneration system

On the basis of preparatory work by the Remuneration and Nomination Committee, the Supervisory Board of voxeljet AG has adopted a resolution for a new Management Board remuneration system on 27 March 2021 that complies with the provisions of sec. 87a AktG and, with few exceptions, also with the recommendations of the German Corporate Governance Codex. This remuneration system was submitted to the Annual General Meeting of voxeljet AG on 26 May 2021 under Item 5 and approved by the Annual General Meeting with 97.55% of

[Translation from the German language]

the valid votes cast. However, the contracts of service with the Management Board members in office in financial year 2021 were entered into before the Supervisory Board and the General Meeting adopted the resolution for the new remuneration system. Pursuant to the transitional provision of sec. 26j para. 1 sentence 3 half-sentence 2 of the Introductory Act to the German Stock Corporation Act [Einführungsgesetz zum Aktiengesetz] (EGAktG), the contracts of service remain unaffected by the new Management Board remuneration system. Accordingly, the remuneration granted in financial year 2021 deviates in part from the new remuneration system resolved in financial year 2021.

We will therefore firstly set out the main elements of the remuneration system applied in financial year 2021, which is largely identical with the new remuneration system, will be set out below, and then cover the key changes of the new remuneration system. For further information, reference is made to the detailed description of the new Management Board remuneration system, which is published as an annex to the convocation of the Annual General Meeting of 26 May 2021 in the German Federal Gazette [Bundesanzeiger] and on the website of voxeljet AG.

(a)Main elements of the Management Board remuneration system in financial year 2021

The structure of the remuneration system for the Management Board, including the key contractual elements, is discussed, regularly reviewed and adopted by the whole Supervisory Board. The remuneration of the Management Board is determined based on the size of the Company, its economic and financial position as well as the amount and structure of the management board remuneration at comparable companies in Germany. The remuneration is calculated such that it is competitive on the market for highly qualified executives and provides incentives for successful performance at a high level.

The remuneration for the Management Board members consists of non-performance-related and performance-related components. The non-performance-related remuneration ensures that the Management Board members receive an appropriate basic income and therefore prevents inappropriate risks being taken. The non-performance-related basic remuneration includes a fixed salary paid on a monthly basis as well as benefits in kind and fringe benefits that essentially consist of a company car with the option for private use, other work equipment and allowances for insurance policies.

In addition to a fixed remuneration component, the remuneration system comprises two variable components that are based on the current performance of the Company (short-term incentive) and on sustainable long-term development of the Company (long-term incentive).

The short-term variable remuneration (hereinafter also the "bonus") rewards the contribution made in any given financial year to operationally implementing the business strategy, and thus contributes to the long-term development of the Company. It takes into account the Company's performance in any given financial year and the specific individual challenges faced by the individual Management Board member. The amount of the

[Translation from the German language]

bonus will depend on the degree of achievement of certain targets. Its amount is always limited to a maximum of 30% of the annual fixed salary. The targets set for financial year 2021 were to achieve a certain turnover target and an EBITDA target (weighting: 30% of the bonus), a certain liquidity target (weighting: 50% of the bonus), as well as certain individual function-related targets depending on the function and area of activity of the member in question (weighting: 20% of the bonus).

The targets set for financial year 2020 were to achieve a certain EBITDA-target (weighting: 25% of the bonus), a certain turnover target (weighting: 25% of the bonus), as well as certain individual function-related targets depending on the function and area of activity of the member in question (weighting: 50% of the bonus).

For financial year 2020, on the basis of the result of the consolidated financial statements of voxeljet AG, the Supervisory Board resolved the following targets and target achievements:

Target achievement in FY 2020		100% target	max. amount in EUR k	Target achievement
25%	EBITDA (IFRS)	EUR –3.3 million	54	0%
25%	Turnover target (IFRS)	EUR 29.6 million	54[1]	0%
50%	Individual targets	Dr. Ederer[2]	54	48%
		Franz[3]	54	66.7%

The Management Board members have informed the Supervisory Board that they will waive payment of the bonus achieved in financial year 2020.

The long-term variable remuneration is determined on the basis of a three-year assessment period. It rewards the contribution made during this period to operationally implementing the business strategy and therefore to the Company's long-term development. The amount of the long-term variable remuneration depends on the degree of achievement of certain targets. For a three-year assessment period, it is always limited to 100% of

[1]

The amount of EUR 54 k is intended for 100% target achievement. If this target is exceeded, the following applies: The variable remuneration increases by three additional percentage points for every one percentage point by which the target is exceeded. However, the increase must not result in the maximum amount of the short-term variable remuneration of EUR 108 k being exceeded. Depending on the degree of target achievement with regard to the other target, the turnover target could in theory lead to an amount between EUR 0 k and EUR 108 k. This corresponds to a target corridor ranging from 100% (EUR 29.6 million) to 133% (EUR 39.4 million).

[2]

Five individual targets with equal weighting have been set for Dr. Ederer. They consist of the conclusion of certain contracts with individual customers, stipulations on contracts for certain products, the implementation of cost adjustments in certain departments and the relocation of the manufacture of a certain product. If the individual targets are exceeded, this does not result in an increase in the variable remuneration envisaged for them. Accordingly, the amount achievable for each of the five individual targets ranges between EUR 0 k and EUR 10.8 k.

[3]

The individual target set for Mr. Franz is the successful implementation of the financing round 2020 with specific parameters. If the individual targets are exceeded, this does not result in an increase in the variable remuneration envisaged for them. Accordingly, the amount achievable for the individual target ranges between EUR 0 k and EUR 54 k.

[Translation from the German language]

an annual fixed salary. For the three-year period 2019–2021, the following targets were set in February 2019: achieving a certain market value for the Company (weighting: 35% of the long-term variable remuneration), a certain gross margin at group level (25%) and a certain operating cash flow at group level (40%).

Targets 2019–2021
35%	Market value[4] EUR 100 million.
25%	Gross margin[5] at group level > 40%
40%	Operating cash flow at group level > 0

The contracts of service stipulate that the Management Board may receive a number of option rights on shares of the Company; the number of option rights will be determined by the Supervisory Board. Stock options create an incentive for the long-term development of the company value.

(b)Changes as a result of the new Management Board remuneration system

The new remuneration system that was resolved by the Supervisory Board on 27 March 2021 and approved by the Annual General Meeting on 26 May 2021 applies to all new Management Board members' contracts of service. This system essentially continued the previously applicable remuneration system and adjusted individual parts of that system where this was necessary under the new provisions of the German Act Implementing the Second Shareholder Rights Directive (ARUG II) or seemed appropriate pursuant to the recommendations of the revised German Corporate Governance Codex. The key changes made to this system will be summarized below. For a detailed description, reference is made to the description in the annex to the convening of the Annual General Meeting on 26 May 2021 in the German Federal Gazette and on the website of voxeljet AG.

In the new remuneration system, the maximum amount of remuneration is stipulated explicitly. All fixed and variable remuneration components, including the percentage they make up of the overall remuneration, are indicated in the new remuneration system.

Under the new system, the long-term variable remuneration depends on whether two company-related and additional individual targets are achieved. Achievement of the company targets is measured based on two financial performance criteria for which the Supervisory Board focuses on the criteria of growth and increase in value for the shareholders. In order to measure the individual performance of each Management Board member, the Supervisory Board agrees with the Management Board members non-financial targets selected by the Supervisory Board from the area of ESG.

[4]	Calculated on the basis of the average of the last 30 bank working days in Q4-2021.
[5]	The gross margin corresponds to the key performance indicator gross profit margin according to IFRS at group level.

[Translation from the German language]

Express "malus" and "clawback provisions" have been provided for in order to claw back variable remuneration components.

Benefits for early termination of the appointment as a Management Board member have been set out in more detail. Management Board members' contracts of service entered into under the new system do not contain any benefit plans for an early termination due to a change of control.

1.2Remuneration granted and owed to the members of the Management Board in financial year 2021

The following can be stated on the remuneration granted and owed to Management Board members in financial year 2021:

(a)Fixed and variable remuneration components

Below, it will be explained which remuneration was "granted" and "owed" to each Management Board member in financial year 2021. Remuneration has been granted within the meaning of sec. 162 para. 1 sentence 1 AktG if it was actually received by the Management Board member during the relevant financial year, i.e. if it accrued to the Management Board member's private assets. The remuneration is owed if it has become due the legal definition of the categories, but has not been paid, within the relevant financial year.

For the remuneration system in question of voxeljet AG, this understanding of the terms means that the year in which the Management Board member rendered the performance and the reporting year may not be the same.

The short-term variable remuneration will not be paid in the financial year in which the target was achieved, but in the following financial year, after the audited consolidated IFRS annual financial statements are available. Thus, it is neither granted nor due, i.e. owed, pursuant to the legal definition. For this reason, the only bonus reported in the Remuneration Report for financial year 2021 is the bonus granted or owed which was earned because the targets for financial year 2020 were achieved. By contrast, the remuneration for the bonus earned in financial year 2021 will not be reported until financial year 2022.

The same applies to the long-term variable remuneration. The remuneration for the targets achieved does not become payable until the financial year following the last financial year of the three-year assessment period. The current assessment period covers the 2019–2021 period. For any performance rendered by the Management Board members in financial year 2021, the long-term variable remuneration will not be reported until the Remuneration Report for financial year 2022.

The following table shows, itemized per person, which fixed and variable remuneration components were granted and owed to the Management Board members in financial year 2021 and also indicates the relative proportion of each component.

[Translation from the German language]

Remuneration granted and owed in FY 2021		Dr. Ingo Ederer		Rudolf Franz
		EUR k	Percentage	EUR k	Percentage
Fixed remuneration	Basic remuneration	324	93	324	90
	Fringe benefits[6]	24	7	38	10
	Total	348	100	362	100
Variable remuneration	Short-term variable remuneration (for targets achieved in FY 2020)	0	0	0	0
	Long-term variable remuneration (will be paid in FY 2022)	0	0	0	0
Total remuneration		348	100	362	100

The Management Board members have informed the Supervisory Board that they will waive payment of the bonus achieved in financial year 2020.

(b)Shares and stock options granted and awarded

The contracts of service applicable in financial year 2021 stipulate that the Supervisory Board can grant the Management Board members a number of option rights on shares of the Company; the number of option rights will be determined by the Supervisory Board.

The options granted on the basis of the stock option plan 2017 entitle the members of the Management Board to subscribe for no-par value shares in the Company against payment of the subscription price, as soon as a waiting period of four years has elapsed and the value of the shares (or the ADRs representing the shares) has increased by at least 20% over the exercise price over a period of 90 consecutive trading days. The subscription rights have a term of ten years.

The price to be paid for each no-par value share when the stock options are exercised equals the base price. The base price for a no-par value share equals the closing price of an ADR of the Company listed on the NYSE on the last trading day before issuance of the stock options, multiplied by the number of ADRs representing one share.

After expiry of a waiting period, the stock options can be exercised for a period of six years within certain exercise periods. An exercise period always starts upon expiry of the second trading day following publication of interim

[6]	The fringe benefits include a company car (also for private use) and allowances for insurance policies.

[Translation from the German language]

financial statements for a quarter of a financial year and ends upon close of trading 15 days before expiry of the current quarter of a financial year.

No stock options were granted to the Management Board members in financial year 2021.

As of the reporting date, the members of the Management Board held the following stock options:

	Issue date	Number	Expiry of the waiting period	Exercise price
Ingo Ederer	7 April 2017	69,750	7 April 2021	USD 13.90
	12 April 2018	23,250	12 April 2022	USD 16.15
Rudolf Franz	7 April 2017	69,750	7 April 2021	USD 13.90
	12 April 2018	23,250	12 April 2022	USD 16.15

On the issue date, the market value of the aforementioned stock options that was determined by means of a Monte Carlo simulation was USD 8.00 per option for the options issued on 7 April 2017 and USD 9.74 per option for the options issued on 12 April 2018. If the value of the stock options granted is distributed over the four-year minimum waiting period, the value of the options economically attributable to financial year 2021 amounts to EUR 80 k for each Management Board member.

(c)Claw-back of variable remuneration components

No variable remuneration components were clawed back in financial year 2021. The contracts of the Management Board members applicable in financial year 2021 did not contain any "malus" or "claw-back provisions". Nor did the Supervisory Board have any reason to claw back variable remunerations components in financial year 2021.

(d)Deviations from the remuneration system

The Supervisory Board did not have any reason to deviate from the applicable remuneration system in financial year 2021. In this respect, it is pointed out once again that, due to the transitional provision of sec. 26j para. 1 sentence 3 half-sentence 2 EGAktG, the Management Board remuneration system approved by the Annual General Meeting on 26 May 2021 does not apply to the contracts of the Management Board members applicable in financial year 2021.

(e)Observance of the maximum remuneration

According to the information provided above, the total remuneration for financial year 2021 amounts to EUR 348 k for Dr. Ederer and to EUR 362 k for Mr. Franz. In addition, a value of EUR 80 k per Management Board member must be attributed to financial year 2021 per Management Board member for the stock options issued to members of the Management Board in financial years 2017 and 2018.

[Translation from the German language]

The aforementioned amounts do not exceed the maximum annual remuneration of EUR 650 k for Chairs of the Management Board or EUR 550 k for ordinary Management Board members provided for in the new Remuneration System approved by the Annual General Meeting on 26 May 2021 which is, however, not applicable in financial year 2021.

(f)Benefits for termination of the appointment as a Management Board member

If a Management Board member leaves the Management Board in the course of a financial year, the fixed and variable remuneration will be paid pro rata for this financial year. However, this does not apply to the variable remuneration if the Management Board member leaves because the Company gives notice of extraordinary termination. In this case, the Management Board member is not entitled to the variable remuneration for the financial year in which the Management Board member leaves.

In the event of a change of control, the members of the Management Board have a one-time special right of termination; if they exercise this right, they are entitled to a severance payment. This severance payment is composed of 50% of the total of the Management Board Member's remuneration that has no longer arisen or been paid due to the early termination of the service relationship (fixed salary and variable performance-related remuneration based on the assumption that 100% of targets have been achieved) and of an additional payment amounting to two annual fixed salaries. The amount of the severance payment is limited to a maximum of EUR 1,425 k. Until 30 June 2021, the maximum amount was EUR 2,000 k. If the Company terminates the service relationship for good cause, the Management Board member is not entitled to a severance payment.

Furthermore, a non-compete covenant has been agreed with the Management Board members, which provides for a compensation amounting to 100% of the most recent fixed remuneration received for each year covered by the non-compete covenant. However, it may not be less than 50% of the most recent total annual remuneration received (including the variable remuneration paid). If the Company terminates the service relationship for good cause, it has the right to renounce the non-compete covenant, which will then become invalid and, as a result, there will be no claim to compensation.

If a Management Board member dies, the Management Board member's heirs will be entitled to the fixed salary for three months following the month of the Management Board member's death.

2.Remuneration of the members of the Supervisory Board for financial year 2021

Peter Nietzer, Volker Neuber and Kerstin von Diemar are the current members of the Supervisory Board of voxeljet AG. In the reporting period, remuneration was granted and owed to former members Eberhard Weiblen and Dr. Stefan Söhn. Other than those mentioned above, no members were granted or owed a remuneration in the reporting period.

[Translation from the German language]

Pursuant to art. 14 of the Company's Articles of Association, the remuneration of the members of the Supervisory Board is approved by the Annual General Meeting. Under Item 6, the Annual General Meeting on 26 May 2021 also resolved to implement a new remuneration system for the members of the Supervisory Board. This system, too, deviates only slightly from the previously applicable remuneration system. Under both systems, the remuneration for service on the Supervisory Board rendered in a specific financial year is not due and payable until the close of the Annual General Meeting that receives the annual financial statements for the relevant past financial year or decides upon their approval.

This means that the service is not rendered in the same period it is reported: In the reporting period for financial year 2021, only the remuneration for service on the Supervisory Board in financial year 2020 was granted, because such remuneration did not become due until financial year 2021. The remuneration for services rendered in financial year 2021, on the other hand, will not become due until the close of the Annual General Meeting 2022. Thus, it will be granted in financial year 2022 and will be part of the next Remuneration Report.

2.1Overview of the remuneration system

The remuneration system applicable in financial year 2020 provides for purely fixed remuneration of the members of the Supervisory Board. It does not contain variable or share-based components. Granting purely fixed remuneration is in line with the common practice of other listed companies and has proved worthwhile. The Management Board and Supervisory Board take the view that purely fixed remuneration is the most suitable way of strengthening the Supervisory Board's independence. Furthermore, it is the most appropriate way of recognizing the advisory and supervisory role of the Supervisory Board to be fulfilled regardless of the Company's performance. After all, purely fixed remuneration is also provided for in recommendation G. 18 sentence 1 of the German Corporate Governance Code.

The amount of remuneration in each case depends on the duties assumed on the Supervisory Board. The annual remuneration amounts to EUR 80 k for the Chair of the Supervisory Board, EUR 60 k for the Deputy Chair and EUR 40 k for every other Supervisory Board member. If and to the extent a Supervisory Board member does not serve on the Supervisory Board for a full financial year, such member's remuneration will be paid pro rata temporis.

The remuneration system for the members of the Supervisory Board, the implementation of which was resolved by the Annual General Meeting on 26 May 2021 under Item 6 with 99.18% of the valid votes cast, is largely identical to the previously applicable remuneration system. A significant difference is that the chair of a committee will now also receive an annual remuneration of EUR 60 k for the duration of their appointment as chair. If a member of the Supervisory Board holds several positions with higher remuneration, such member will receive the remuneration only for the most highly remunerated position. For further information, reference is made to the description of the remuneration system in the invitation to the Annual General Meeting of 26 May 2021 which was published in the German Federal Gazette and on the website of voxeljet AG.

[Translation from the German language]

2.2Remuneration granted and owed to the members of the Supervisory Board in financial year 2021

The current and former members of the Supervisory Board of voxeljet AG have been granted the following remuneration in financial year 2021 on the basis of the remuneration system in question:

Name	Remuneration in EUR k7
Peter G Nietzer (Chair in FY 2020)	80
Stefan Söhn (Deputy Chair in FY 2020)	60
Eberhard Weiblen (Member of the Supervisory Board until 30 June 2020)	20
Volker Neuber (member of the Supervisory Board since 30 June 2020)	20
Kerstin von Diemar (did not yet hold a position in FY 2020)	–

No remuneration was owed to the members of the Supervisory Board beyond the remuneration that is set out in the table and was granted. The remuneration for service on the Supervisory Board in financial year 2021 is not due until the close of the Annual General Meeting 2022 and, within the meaning of sec. 162 AktG, is not owed until this point in time. It will be reported in the Remuneration Report for financial year 2022.

3.	Miscellaneous

voxeljet AG has taken out group pecuniary loss liability insurance [Vermögensschaden-Haftplicht-Versicherung] for members of the Supervisory Board and the Management Board and for certain other employees. In addition, the members of the Supervisory Board are covered by a so-called two-tier trigger (TTT) policy. The insurance policies are taken out or extended each year. They cover personal liability in the event that claims for pecuniary damage are asserted against one of the persons covered by such policies in the performance of their duties for the Company. With effect from their appointment, the members of the Management Board are subject to a deductible in accordance with the provisions of the German Stock Corporation Act.

4.	Comparative presentation

Pursuant to sec. 162 para. 1 sentence 2 no. 2 AktG, the Remuneration Report must comprise a presentation compared to the previous years of the changes in remuneration and the Company's earnings performance as well as the average remuneration for employees over the course of the last five financial years, on a

[7]	The members of the Supervisory Board are exclusively granted fixed remuneration. Thus, the relative proportion of this fixed remuneration in each case is 100%.

[Translation from the German language]

full-time equivalent basis. Pursuant to the transitional provision of sec. 26j para. 2 sentence 2 EGAktG applicable in this regard, for the transition period of the five financial years since the Remuneration Report was prepared for the first time, it is sufficient to include the period since financial year 2021 in the comparison to determine the average remuneration of the workforce. voxeljet AG decided to exceed these requirements and, except for the data on the workforce, include the development compared with financial years 2017, 2018, 2019, and 2020 in this Remuneration Report.8

The key performance indicators revenue and total gross profit, which the Management Board and the Supervisory Board consider to be particularly instructive in this respect, are used to illustrate the Company's earnings performance.9

Comparative presentation of the changes compared to previous years			2017	2018		2019		2020		2021
			EUR k	EUR k	Δ %	EUR k	Δ %	EUR k	Δ %	EUR k	Δ %
Changes in remuneration	Management Board	Dr. Ingo Ederer	387	387	0	388	0	384	– 1	348	– 9
		Rudolf Franz	391	394	+ 1	394	0	377	– 4	362	– 4
		Average	389	390.5	0	391	0	380.5	– 3	355	– 7
	Supervisory board	Peter Nietzer	80	80	0	80	0	80	0	80	0
		Dr. Stefan Söhn	60	60	0	60	0	60	0	60	0
		Eberhard Weiblen[10]	–	23	–	40	74	40	0	20	– 50
		Volker Neuber	–	–	–	–	–	–	–	20	–
		Kerstin von Diemar	–	–	–	–	–	–	–	–	–
	Workforce[11]		–	–	–	–	–	51	–	57	+ 11
Development of the Company		Revenue	22,904	23,088	+ 1	18,240	– 21	17,004	– 7	19,736	+ 16
		Total gross profit	9,383	8,702	– 7	5,811	– 33	5,105	– 12	5,853	+ 15

Augsburg, this 31 March 2022

For the Supervisory Board	For the Management Board

Peter Nietzer	Dr. Ingo Ederer	Rudolf Franz

Chairman	Management Board Member	Management Board Member

[8]	The data on financial years 2017 and 2018 does not contain any values on the stock options granted.
[9]	The figures are reported according to IRFS and relate to voxeljet AG.
[10]	Because Mr. Weiblein was appointed to and retired from the Supervisory Board in the course of the year, the percentage figures for the changes in 2019 and 2021 are not very meaningful.
[11]

The workforce shown includes all employees (full-time equivalent as at 31 December 2021) of voxeljet AG (in financial year 2021: 148). Trainees, working students, employees in minor employment and interns are excluded. The salary data are based on the payroll from January to December. To ensure comparability with the remuneration of corporate bodies, the information on the average salary in each case comprise the basic salary, bonuses, regular allowances and one-off payments, company pension schemes, capital-forming benefits [vermögenswirksame Leistungen], the non-cash benefit of a car as well as short-time allowances in 2020 and 2021.

[Translation from the German language]

B. Report of the independent auditor on the formal audit of the remuneration report pursuant to § 162 Abs. 3 AktG

To voxeljet AG, Augsburg

Opinion

We have formally audited the remuneration report of the voxeljet AG, Augsburg, for the financial year from 1 January to 31 December 2021 to determine whether the disclosures pursuant to § [Article] 162 Abs. [paragraphs] 1 and 2 AktG [Aktiengesetz: German Stock Corporation Act] have been made in the remuneration report. In accordance with § 162 Abs. 3 AktG, we have not audited the content of the remuneration report.

In our opinion, the information required by § 162 Abs. 1 and 2 AktG has been disclosed in all material respects in the accompanying remuneration report. Our opinion does not cover the content of the remuneration report.

Basis for the opinion

We conducted our formal audit of the remuneration report in accordance with § 162 Abs. 3 AktG and IDW [Institut der Wirtschaftsprüfer: Institute of Public Auditors in Germany] Auditing Standard: The formal audit of the remuneration report in accordance with § 162 Abs. 3 AktG (IDW AuS 870). Our responsibility under that provision and that standard is further described in the “Auditor's Responsibilities” section of our auditor’s report. As an audit firm, we have complied with the requirements of the IDW Quality Assurance Standard: Requirements to quality control for audit firms [IDW Qualitätssicherungsstandard - IDW QS 1]. We have complied with the professional duties pursuant to the Professional Code for German Public Auditors and German Chartered Auditors [Berufssatzung für Wirtschaftsprüfer und vereidigte Buchprüfer - BS WP/vBP], including the requirements for independence.

Responsibility of the Management Board and the Supervisory Board

The management board and the supervisory board are responsible for the preparation of the remuneration report, including the related disclosures, that complies with the requirements of § 162 AktG. They are also responsible for such internal control as they determine is necessary to enable the preparation of a remuneration report, including the related disclosures, that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibilities

Our objective is to obtain reasonable assurance about whether the information required by § 162 Abs. 1 and 2 AktG has been disclosed in all material respects in the remuneration report and to express an opinion thereon in an auditor's report.

We planned and performed our audit to determine, through comparison of the disclosures made in the remuneration report with the disclosures required by § 162

[Translation from the German language]

Abs. 1 and 2 AktG, the formal completeness of the remuneration report . In accordance with § 162 Abs 3 AktG, we have not audited the accuracy of the disclosures, the completeness of the content of the individual disclosures, or the appropriate presentation of the remuneration report.

Munich, this 31 March 2022

PricewaterhouseCoopers GmbH
Wirtschaftsprüfungsgesellschaft

Sebastian Stroner	ppa. Martin Veit

Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

II. Report of the Management Board submitted to the Annual General Meeting regarding Item 6 pursuant to sec. 203 para. 2 sentence 2 in conjunction with sec. 186 para. 4 sentence 2 AktG

On 26 May 2021, the Annual General Meeting resolved the Authorized Capital 2021. As part of a capital increase transaction in July 2021, the Company issued new ADRs. Due to the capital increase, which was entered in the commercial register on 20 July 2021, the Company's share capital was increased by a total of EUR 1,126,127.00 through the issue of a total of 1,126,127 new shares by partly utilizing the Authorized Capital 2021. As a result, the Company currently only has authorized capital of EUR 1,824,165.00 at its disposal.

In order to provide the Company with as much flexibility as possible in its corporate financing, the Management Board and the Supervisory Board propose that the Authorized Capital 2021 be cancelled and that the management be authorized to issue new shares of the Company on the basis of a new authorized capital. This is intended to enable the management to continue to procure new equity for the Company at any time and, among other things, to acquire companies, divisions of companies or interests in companies against the issuing of shares.

In principle, shareholders have a subscription right for shares that are to be newly issued, i.e. each shareholder has a right to subscribe for the number of new shares that enables them to maintain their existing interest in the Company's share capital.

However, the proposed resolution provides for an authorization to exclude subscription rights for certain purposes specified in the resolution's subject matter.

In the opinion of the Management Board and the Supervisory Board, this authorization to exclude shareholders' subscription rights is objectively justified and appropriate, taking into account and weighing up all circumstances, for the following reasons.

[Translation from the German language]

Placement of ADRs

The Management Board is to be authorized, with the Supervisory Board's consent, to exclude the shareholders' subscription rights in the event of capital increases against contributions in cash if this is done for the purpose of issuing shares to be placed on the US capital market or with institutional and/or private investors through ADRs/ADSs, and in this connection also for the purpose of covering an over-allotment option granted to the issuing banks. This authorization to exclude subscription rights is subject to two conditions: Firstly, the shares issued in accordance with the authorization must not exceed a total of 30% of the share capital. Secondly, the issue price of the new shares must not substantially – within the meaning of sec. 203 paras. 1 and 2, sec. 186 para. 3 sentence 4 AktG – fall below the stock exchange price of the shares of the same class and features already traded on the stock exchange at the time of the final determination of the issue price. The stock exchange price is also the price of an ADS listed on the NASDAQ, multiplied by the number of ADSs representing one share.

In the opinion of the Management Board and the Supervisory Board, this extended authorization to exclude subscription rights in excess of 10% of the share capital is justified by objective reasons. In order to finance its planned further growth, the Company relies on being able to raise further funds on the capital market at short notice. The Company's securities (American Depositary Shares) are traded on a foreign stock exchange, the NASDAQ. The expansion of its presence on foreign financial markets is in the legitimate interest of the Company.

The Company faces intense competition for investors with other companies listed in the United States, where subscription rights can be excluded more flexibly than is typically the case in Germany and which, for this reason, are able to act faster due to a significantly lower legal complexity. International institutional investors prefer transactions with lower legal complexity. It is therefore of great importance for voxeljet to reduce this significant competitive disadvantage as much as possible. The authorization to extend the exclusion of subscription rights serves this purpose. The exclusion of subscription rights is the most suitable means of providing flexible financing for the issuing of securities on the US stock exchange and is at the same time appropriate and in the best interests of the Company and its shareholders.

Sufficient equity is the economic basis for voxeljet's business development. Its availability therefore has a significant impact on the Company's future prospects and the implementation of its business strategy. The Company believes that the current investor base outside the United States is insufficient, which is one reason why the Company has decided not to register the shares in Germany, but to obtain admission of ADSs in the United States. The Company is thus considering the possibility of further ADS issues, e.g. in the form of private placements to new investors, particularly in the United States. Against this background, the extension of the authorization of the Management Board to exclude subscription rights to an extent of up to 30% of the share capital creates the flexibility required for the placement of new ADRs.

In this particular scenario, the possibility of an offering that would carry statutory subscription rights for shareholders does not represent a suitable means of corporate financing for the Company. The implementation of a capital increase with subscription rights is more complex and less flexible than an issue without subscription rights, in particular due to the mandatory two-week subscription period provided for by German law.

[Translation from the German language]

In addition, the implementation of a capital increase with subscription rights, including the further issue of ADSs, is particularly difficult. For example, the subscription behavior of the shareholders and the ADR holders is uncertain and difficult to predict, which entails a high transaction risk. Furthermore, in the case of a capital increase with subscription rights, a rights-free and thus freely placeable tranche can only be created if the subscription right holders waive their subscription rights. This would only be possible to a sufficient extent if the depositary bank also waived its statutory subscription right to which it is entitled as a shareholder. However, such a waiver by the depositary bank cannot be made without further preconditions, because the depositary bank is obliged to exercise the rights of the ADR holders in a fiduciary capacity and cannot declare a waiver until it is definitely clear that the subscription rights have no economic value. The Company will always encourage the issuing banks to place the ADSs close to the stock market price, so that the value of the subscription rights is low. However, it is not certain that the depositary bank will be able to declare a waiver of the subscription rights.

In view of this, the required number of ADRs can often only be placed if the Management Board, with the Supervisory Board's consent, can exclude share subscription rights of up to 30% of the share capital. The Management Board will always examine on a case-by-case basis whether the exclusion of subscription rights is necessary and whether a capital increase with subscription rights is in fact possible.

A capital increase with further exclusion of subscription rights would also increase liquidity in the Company's ADRs. Higher liquidity typically leads to lower volatility in the ADRs, which is beneficial for ADR holders. In addition, the voxeljet ADRs would also become more attractive from the perspective of research analysts.

When determining the placement price of the new shares or ADRs, the Management Board will ensure that the dilution for existing shareholders or ADR holders is as low as possible.

Simplified exclusion of subscription rights pursuant to sec. 186 para. 3 sentence 4 AktG

Furthermore, in the case of a capital increase against contributions in cash, the management is generally authorized to exclude subscription rights insofar as the issue price of the new shares does not significantly fall below the stock exchange price of the Company's shares within the meaning of sec. 203 paras. 1 and 2, sec. 186 para. 3 sentence 4 AktG, and the notional interest in the share capital attributable to the new shares issued does not exceed a total of 10% of the share capital, i.e. not more than 10% of the share capital existing at the time this authorization becomes effective or at the time it is exercised. The stock exchange price is also the price of an American Depositary Share (ADS) listed on the NASDAQ multiplied by the number of ADSs representing one share. The aforementioned threshold of 10% of the share capital must also include new or treasury shares of the Company and ADSs that are issued or sold during the term of this Authorized Capital on a different basis while excluding the subscription rights of the shareholders pursuant to sec. 71 para. 1 no. 8 sentence 5 AktG or sec. 186 para. 3 sentence 4 AktG.

This authorization enables the Company to take advantage of favorable situations at short notice and to strengthen its equity base. Since the issue price for the new shares issued subject to the simplified exclusion of subscription rights must also be based on the stock exchange price of the shares (or the representative ADSs) and the authorization has only a limited scope, it is also possible for shareholders to maintain their existing ownership

[Translation from the German language]

interest and their existing share of voting rights by purchasing ADSs on the stock exchange. Therefore, this ensures that, in accordance with the statutory assessment under sec. 186 para. 3 sentence 4 AktG, the shareholders' financial and voting rights interests are adequately safeguarded in the event that authorized capital is utilized, while further leeway is granted to the Company in the interests of all shareholders.

Fractional amounts

The authorization to exclude subscription rights for fractional amounts serves to create a practicable subscription ratio with regard to the amount of the respective capital increase. Without the exclusion of subscription rights in respect of fractional amounts, the technical implementation of a capital increase would be much more complicated, particularly if the capital is increased by round amounts. New shares excluded from shareholders' subscription rights as free fractions will be utilized in the best possible manner for the Company. For these reasons, the Management Board and the Supervisory Board consider this authorization to exclude subscription rights to be appropriate.

Contributions in kind

Furthermore, the Management Board is to be authorized, with the Supervisory Board's consent, to exclude the shareholders' subscription rights in the case of capital increases against contributions in kind, in particular if this is for the purpose of any acquisition (including indirect acquisitions) of companies, divisions of companies or interests in other companies in exchange for shares of the Company.

If business operations are expanded through acquisitions, it is often in the interests of the Company and its shareholders to also use shares of the Company as an acquisition currency. In light of increasing consolidation, including in markets in which the Company operates, a flexible response option is particularly important for the Management Board. Common practice shows that owners of attractive acquisition targets often demand shares in the acquiring company as consideration in order to participate in the added value to be created.

The aim is to enable the Company to take advantage of opportunities to acquire companies and divisions of companies or interests in companies or other assets. This requires the proposed authorization. In the event of such an acquisition, a capital increase usually has to be implemented at short notice and it is normally impossible to wait for an Annual General Meeting to be held. When exercising the authorization, the management will carefully examine whether the value of the new shares is adequate in relation to the value of the consideration, i.e. the value of the company or the division to be contributed, or the interest in a company or the value of the other assets to be acquired. The reduction in the shareholders' ownership interests and in their relative voting rights resulting from the exclusion of subscription rights in the case of capital increases against contributions in kind is offset by the fact that the Company's business expansion is financed by third parties by way of strengthening the amount of equity and that the existing shareholders – albeit with a reduced ownership interest – participate in the Company's growth which would have to be financed from their own funds if subscription rights were granted.

Furthermore, due to the Company's NASDAQ listing in the United States, every shareholder is in principle able to increase their ownership interest again by acquiring ADRs.

Currently, there are no concrete acquisition projects for which a capital increase by way of contributions in kind with the exclusion of subscription rights would be required. If a

[Translation from the German language]

concrete opportunity to acquire companies, divisions of companies, interests in companies, or other assets arises, the Management Board will carefully assess whether to exercise the option to issue shares against contributions in kind while excluding the shareholders' subscription rights. The Management Board will only exercise this option after diligent consideration if it deems it in the Company's and its shareholders' best interests, and will take into account that the value of the assets to be acquired must adequately reflect the value of the shares to be issued by the Company as consideration.

Finally, it should be noted that, in each of the individual cases mentioned in this authorization to exclude subscription rights, the Management Board will carefully and conscientiously examine whether the prerequisites for the exclusion of subscription rights under this authorization are met and whether the exclusion of subscription rights is objectively justified.

The Management Board will report to the next Annual General Meeting on any utilization of the Authorized Capital.

III. Report of the Management Board submitted to the Annual General Meeting regarding Item 7:
Authorization to issue stock options and creation of further conditional capital; amendment of the Articles of Association (2022 Stock Option Plan)

The Annual General Meeting of the Company on 31 May 2016 authorized the Management Board under Item 6, with the Supervisory Board's consent, to grant subscription rights on one or more occasions, for the subscription of up to 372,000 registered ordinary shares of the Company to employees and members of the Company's management and of the companies in which the Company directly or indirectly holds a majority shareholding. To the extent that the members of the Management Board are beneficiaries, the Supervisory Board is authorized to grant the stock options (2016 Stock Option Plan). By the same resolution, conditional capital in the amount of EUR 372,000 was created (Conditional Capital I).

On the basis of this authorization, 279,000 option rights were issued on 7 April 2017 and 93,000 option rights were issued on 12 April 2018.

The Management Board and the Supervisory Board of the Company continue to believe that stock options are an important and usual component of a modern remuneration system. In order to ensure that the Company continues to be able to issue stock options, a new authorization to issue stock options is to be resolved.

The Management Board and the Supervisory Board propose that it be made possible to grant stock options with option rights to acquire up to 330,671 registered ordinary no-par value shares of the Company (no-par value shares) and to create a new Conditional Capital of EUR 330,671 in order to service these rights.

In the opinion of the Management Board and the Supervisory Board, the new authorization to issue stock options is urgently required so that, in the future, the Company can continue to attract and retain the qualified Management Board members and employees as well as the managers of affiliated companies that it requires. Furthermore, by granting stock options, the Company creates a special performance incentive for all beneficiaries to increase the value of the Company, with the goal of achieving a positive share price performance. Compared with the granting of profit participations [Tantiemen] or bonuses

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that are linked to the share price and/or ADR price, the liquidity of the Company is not affected by the issuance of stock options.

According to the proposed authorization, the total number of options to be issued under the Stock Option Plan is broken down into the groups of beneficiaries as follows:

•	Members of the Management Board: 99,201 subscription rights
•	Members of the management of affiliated companies: 33,067 subscription rights
•	Employees of the Company: 198,403 subscription rights

When exercising the stock options, an exercise price per no-par value share must be paid for each stock option exercised which equals the closing price of a no-par value share in a trading system on the last trading day before issuance of the stock option (base price). For this purpose, the closing price is also the closing price of an ADS listed on the NASDAQ, multiplied by the number of ADSs representing one share. In any case, the lowest issue price within the meaning of sec. 9 para. 1 AktG must be paid as the minimum Exercise Price.

The option rights have a maximum term of ten years from the issue date. Option rights can be issued in multiple tranches in the period until 1 June 2027, but at the earliest after the conditional capital required for servicing the option rights has been entered in the commercial register.

Each year, stock options can only be granted within the following two-week periods (subscription period): one subscription period starts on the day following the Annual General Meeting, one subscription period starts on the day following publication of the annual financial statements, and further subscription periods each start on the day following the publication of any interim financial statements (semi-annual financial statements and/or quarterly financial statements) of the Company.

Subscription rights that have been issued can be exercised for the first time after four years have elapsed. The option terms can also provide for the stock options to be exercised in several instalments in individual tranches and/or vesting tied to lapse of a period or the satisfaction of conditions, including accelerated vesting, for example in the event of a change of control.

The stock options can only be exercised in the following periods (exercise periods): The exercise periods commence after an Annual General Meeting of the Company or after the publication of the results for the second and third quarters and have a term of four weeks. If an exercise period falls within the period in which the Company offers its shareholders the right to subscribe for new no-par value shares from a capital increase, the relevant exercise window starts on the next bank working day at the end of the subscription period. The Management Board is authorized to further define these exercise periods, i.e. inter alia shorten them to enable a so-called bulk issuance of stocks.

After expiry of the waiting period, the stock options can be exercised only if the price of the no-par value shares or the price of the depository receipts representing the no-par value shares (American Depository Receipts, "ADRs") has exceeded the base price (as defined below) in a period of at least 90 consecutive trading days by a total of at least 20% (performance target) in the period between the granting of the stock options and the start of the respective exercise period in which the stock options are intended to be exercised. To the extent that the performance target for exercising the stock options has not been met in an exercise period, the stock options for which the relevant waiting period has expired can be utilized in one of the subsequent exercise periods if the performance

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target is met in one of the subsequent exercise periods. Stock options for which the waiting period has been met and which have not been exercised despite the performance target having been met in the exercise period can be exercised in a later exercise period even if the performance target has not been met for the respective later exercise period.

The partial exercise of stock options in an exercise period is permissible. In addition to the requirement that the performance target must be met, the option terms can provide for further requirements for the full or partial exercise of the stock options.

The Management Board is authorized, with the Supervisory Board's consent, to stipulate the further details of the option terms as well as the issuance and features of the new shares as well as the technical requirements and procedures for a conversion of the new shares into ADSs for a sale on a stock exchange. If subscription rights are to be issued to members of the Management Board, the authorization to do so is granted to the Supervisory Board instead of the Management Board.

IV. Further information and notices

Total number of shares and voting rights

At the time of this convocation of the Annual General Meeting, the share capital of the Company amounts to EUR 7,026,711.00. It is divided into 7,026,711 registered no-par value shares. One no-par value share entitles the holder to one vote in the Annual General Meeting, which means that the total number of voting rights is 7,026,711. The company does not hold any treasury shares.

Criteria for attending the Annual General Meeting and exercising voting rights

Pursuant to art. 16 para. (1) of the Articles of Association, all shareholders who are entered in the share register of the Company and who register in due time for the Annual General Meeting are permitted to attend the Annual General Meeting and to exercise their voting rights.

Registrations for attendance must be received by the Company by

Thursday, 26 May 2022 (24:00 hrs CEST) ("registration deadline")

Please send your registration in text form (sec. 126b of the German Civil Code ("BGB") either in German or in English to the following address:

voxeljet AG

Management Board

Am Silbermannpark 1b

86161 Augsburg

Email: hv2022@voxeljet.de

Pursuant to sec. 67 para. 2 sentence 1 AktG, in relation to the Company, rights and obligations arising from shares only exist for or against the person who is entered in the share register. The entries in the share register on 26 May 2022, 24:00 hrs CEST ("technical record date") will determine whether attendance and voting rights can be exercised. This is because no changes to entries will be made from 27 May 2022, 00:00 hrs CEST until the end of the Annual General Meeting on 2 June 2022.

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Registering shares for the Annual General Meeting does not mean that they are blocked from sale after the registration deadline. Shareholders can thus continue to freely dispose of their shares after registering them for the Annual General Meeting. However, it should be noted that anyone who uses shares of another party in order to exercise rights at the Annual General Meeting without being authorised to represent that other party and without the latter's consent is committing an administrative offence pursuant to sec. 405 para. 3 no. 1 AktG. As, in relation to the Company, rights arising from shares exist only for the person entered in the share register and no further changes to entries will be made from 26 May 2022, 24:00 hrs CEST until the end of the Annual General Meeting on 2 June 2022, any disposition of shares before the registration deadline could affect attendance and voting rights.

Holders of American Depositary Shares may obtain further information from the Custodian, Citibank N.A. – ADS Shareholder Services under the telephone number +1-888-250-3985. Please note that this telephone number is available from 8:30 AM to 6:00 PM EST (Eastern Standard Time).

Procedure for attendance and voting by proxy

Shareholders who have duly registered for the Annual General Meeting may have their right to attend and vote at the Annual General Meeting exercised by a proxy, e.g. the custodian bank, a shareholders' association or another person of their choice. As a rule, the proxy must be issued and revoked in text form, and proof of the issuing of the proxy must be provided to the Company in text form (sec. 126b BGB). In deviation from the foregoing, the special provisions in sec. 135 AktG apply to proxies issued to intermediaries, shareholders' associations and proxy advisors within the meaning of sec. 134a para. 1 no. 3, para. 2 no. 3 AktG or any other person with equivalent status to intermediaries pursuant to sec. 135 para. 8 AktG; please discuss the details of the issuing of a proxy to an intermediary, a shareholders' association or a proxy advisor within the meaning of sec. 134a para. 1 no. 3, para. 2 no. 3 AktG or any other person with equivalent status to intermediaries pursuant to sec. 135 para. 8 AktG with the respective proxy.

Proxy forms that can be used for issuing a proxy can be requested from the Company at the following address:

voxeljet AG
Vorstand
Am Silbermannpark 1b
86161 Augsburg
Fax: +49 821 7483 111

Email: hv2022@voxeljet.de

Furthermore, proxy forms can be downloaded online at the following address:

http://investor.voxeljet.com/

In particular, intermediaries, shareholders' associations and proxy advisors within the meaning of sec. 134a para. 1 no. 3, para. 2 no. 3 AktG, or any other person with equivalent status to intermediaries pursuant to sec. 135 para. 8 AktG, to whom/which proxies are issued can use the same forms to issue proxies of their own.

Proof of a proxy issued to a designated person can be provided by such a person presenting the proxy in order to gain admission on the date of the Annual General Meeting. Proof of proxies can also be sent by mail, fax or electronically (via email) to the aforementioned address of the Company. Any proxy already issued can be revoked by making a direct declaration to the Company in the aforementioned manner.

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Motions to make additions to the Agenda pursuant to sec. 122 para. 2 AktG

Shareholders whose shares, together or individually, account for one twentieth of the share capital (corresponding to 351,336 shares of the Company) may request that items be placed on the agenda and announced (request for additions). Each new item must be accompanied by supporting information or a resolution proposal. The parties submitting motions must prove that they have been holders of the shares for at least 90 days prior to the date of receipt of the request (the date of receipt is not counted) and that they will retain the shares until the Management Board has made a decision on the request for additions.

The request for additions must be addressed to the Management Board of the Company in writing, and must be received at least 30 days before the Annual General Meeting (the date of the Annual General Meeting and the date of receipt are not counted), i.e. no later than by the end of 2 May 2022 (24:00 hrs CEST). Please therefore send any corresponding requests for additions to the following address:

voxeljet AG
Management Board
Am Silbermannpark 1b
86161 Augsburg
Fax: +49 821 7483 111
Email: hv2022@voxeljet.de

If they have not already been announced together with the convocation, any duly made requests for additions will be announced by the Company in the same way as the convocation without undue delay after receipt of the request for additions.

Counter-motions and election nominations by shareholders pursuant to secs.

126 para. 1, 127 AktG

Furthermore, any shareholder is entitled to file counter-motions with regard to the agenda items as well as to make election nominations.

The Company will make any counter-motions from shareholders, including the name of the shareholder, the reasons and any comments by the management, available at

http://investor.voxeljet.com/

if the shareholder has, at least 14 days before the meeting, i.e. by 18 May 2022 (24:00 hrs CEST), sent the Company a permissible counter-motion with regard to a proposal by the Management Board and/or the Supervisory Board concerning a specific agenda item, including reasons, to the following address:

voxeljet AG

Management Board

Am Silbermannpark 1b

86161 Augsburg

Email: hv2022@voxeljet.de

A counter-motion does not need to be published if one of the exclusion criteria under sec. 126 para. 2 AktG has been met. The reasons do not need to be published if they consist of more than 5,000 characters in total.

These provisions apply mutatis mutandis to election nominations by shareholders. However, reasons do not need to be stated for election nominations. Moreover, election

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nominations do not have to be published if the election nomination does not contain the name, the practiced profession and the place of residence of the proposed candidate, as well as, in the event of the election of Supervisory Board members, information about their membership of other supervisory boards that must be established by law. Furthermore, a nomination for the election of members of the Supervisory Board must contain information concerning their membership of comparable German and foreign supervisory bodies of business enterprises.

Right to information pursuant to sec. 131 para. 1 AktG

Pursuant to sec. 131 para. 1 AktG, the Management Board is obliged to provide any shareholder with information on matters relating to the Company upon request at the Annual General Meeting, provided that such information is necessary for a proper assessment of an agenda item. This duty to provide information also extends to the legal and business relationships of the Company with an affiliated company as well as the situation of the Group and the companies included in the consolidated financial statements, also provided that the information is necessary for a proper assessment of an agenda item. The Management Board may refrain from answering individual questions for the reasons stated in sec. 131 para. 3 AktG.

Under art. 18 para. 3 of the Articles of Association, the Chair is authorized to restrict a shareholder’s right to speak and to ask questions to a reasonable amount of time.

Further explanations and information on the Company's website, availability of documents

Once the Annual General Meeting has been convened, the website

http://investor.voxeljet.com/

will contain all the information and documents pursuant to sec. 124a AktG. After the Annual General Meeting, the results of the voting will be published on the same website. All documents that must be made accessible for the Annual General Meeting by law will be available for inspection during the Annual General Meeting.

Data privacy notice

The protection of your personal data and its processing in conformity with the law are extremely important to us. We process the personal data provided by you in your registration for the Annual General Meeting in order to enable you to exercise your rights at the Annual General Meeting. Detailed information on the processing of your personal data is available in a clearly summarized form in one place in our data protection statement, The data protection statement is available to be viewed and downloaded on the Company's website at http://investor.voxeljet.com/.

Augsburg, April 2022

The Management Board